August 30, 2006

Via U.S. Mail and Facsimile

Efraim Grinberg
Chief Executive Officer
Movado Group, Inc.
650 From Road
Paramus, New Jersey 07652



RE:		Movado Group, Inc.
		Form 10-K for the fiscal year ended January 31, 2006 Form 10-Q for the fiscal quarter ended April 30, 2006 File No. 1-16497

Dear Mr. Grinberg:

      We have limited our review of your Form 10-K for the fiscal year ended January 31, 2006, and your Form 10-Q for the fiscal quarter ended April 30, 2006, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

1. We note that your website lists "Movado Service Center locations outside the continental United States" including service centers in
Iran and Syria. Your 10-K included no information regarding contacts with Iran and Syria. We also note that Exhibit 10.1 to your 10-Q for the quarterly period ended April 30, 2006, is a licensing agreement granting a license to your subsidiary covering territory which includes Cuba, Iran, North Korea, Sudan and Syria. The licensing agreement also identifies relevant trademarks in Cuba, Iran, North Korea, Sudan and Syria.

In light of the fact that Cuba, Iran, North Korea, Sudan and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions, please describe for us the extent and nature of any past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliated entities, independent distributors or through other direct or indirect arrangements.

2. Discuss for us the materiality to you of any contacts with Cuba,
Iran, North Korea, Sudan and Syria, individually and in the aggregate, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon consumer sentiment and on a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Harvard
University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with
Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Cuba, Iran, North Korea, Sudan and Syria.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.



      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Chris H. Owings
		James Allegretto
		David Mittelman
		Division of Corporation Finance

Efraim Grinberg
Movado Group, Inc.
August 30, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE